SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For February 2022
Commission File Number 0-28800
______________________
DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709
( Address of principal executive offices )
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.
Form 20-F ☑

Form 40-F
☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes ☐

No
☑
If ''Yes''

is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2022, incorporated by reference herein:
Exhibit

99.1

Release dated

February 3,

2022, “TRADING

STATEMENT

FOR THE

SIX MONTHS

ENDED
31 DECEMBER 2021”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: February 3, 2022

By: /s/ Riaan Davel

Name: Riaan Davel

Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD
NYSE trading symbol: DRD
(“ DRDGOLD ” or the “ Company ” or the “ Group ”)
TRADING STATEMENT

FOR THE SIX MONTHS ENDED 31 DECEMBER

2021
In

terms

of

paragraph

3.4(b)

of

the

JSE

Limited

Listings

Requirements,

companies

are

required

to

publish

a
trading statement

as soon as

they are satisfied,

with a reasonable

degree of certainty,

that the financial

results
for the current reporting period will differ by at least 20%

from the financial results of the previous corresponding
period.
DRDGOLD

is

in

the

process

of

finalising

its

results

for

the

six

months

ended

31

December

2021

(“
Current
Reporting Period
”) and shareholders

are accordingly

advised that the

Company has reasonable

certainty that
it will

report earnings

per share

(“
EPS
”) and

headline earnings

per share

(“
HEPS
”) of

between 52.5

cents and
63.6 cents compared

to EPS

and HEPS

of
111
cents for

the six months

ended 31

December 2020

(“
Previous
Corresponding Period
”), being a decrease of between 43% and 53%,

respectively.
The

expected

decrease

in

EPS

and

HEPS

for

the

Current

Reporting

Period

compared

to

the

Previous
Corresponding Period is due mainly to movements

in,
inter alia , the following items:
1.

Revenue

Revenue decreased by R478.9 million, or 16%, to R2,498.5

million (2020: R2,977.4 million).

Ergo Mining

Proprietary Limited’s

(“
Ergo
”) revenue

decreased by

R464.1 million,

or 20%,

to R1,804.6
million (2020: R2,268.7

million), due

mainly to a

13% decrease

in the Rand

gold price received

as well
as a 9% decrease

in gold sold to

2,090Kg (2020: 2,296Kg).

Volume throughput

increased by 1%.

Yield
decreased by 9% to 0.184g/t

(2020: 0.202g/t) as a

result of the bulk

of the higher-grade reserves

in the
Knights area reaching the end of life of mine.

Far West Gold

Recoveries Proprietary Limited’s

(“
FWGR
”) revenue decreased by

R14.9 million, or 2%,
to R693.8 million

(2020: R708.7

million) despite

a 13%

increase in

gold sold

to 801Kg

(2020: 710Kg),
due

to

a

13%

decrease

in

the

Rand

gold

price

received.

Volume

throughput

remained

stable.

Yield
increased

by

11%

to

0.257g/t

(2020:

0.232g/t)

due

to

higher-grade

material

being

reclaimed

from
Driefontein 5 and

improved gold bullion

purities resulting from

the implementation

of the copper

elution
circuit.
2.

Cash Operating Costs
Cash operating costs increased by R161.4 million, or

11%, to R1,680.2

million (2020: R1,518.8 million).

At Ergo, cash operating costs increased by

R154.9 million, or 12%, to R1,471.8

million (2020: R1,316.9
million) due

to the 1%

increase in

volume throughput,

an increase

in the use

of reagents

as a result

of
the increase

in volume

throughput

together

with a

change

in the

minerology

of new

mining sites,

and
above CPI increases in steel and reagents.

At

FWGR,

cash

operating

costs

increased

by

R6.5

million,

or

3%,

to

R208.4

million

(2020:

R201.9
million).

3.

Liquidity

As at 31 December 2021, DRDGOLD’s cash and cash equivalents was R2,239.1 million (30 June 2021:
R2,180.0

million),

with

a

revolving

credit

facility

with

ABSA

Bank

Limited

of

R200

million,

available

if
needed. During the interim period

ended 31 December 2021, DRDGOLD generated

free cash flow (cash
inflow from

operating activities less

cash outflow

from investing

activities) of R406.9

million (2020:

R759.6
million) and paid cash dividends of

R345.5 million (2020: R299.1 million). The Group remains free of any
bank debt as at 31 December 2021 (30 June 2021: Rnil).
The financial

information

contained

in this

announcement

is the

responsibility

of

the

directors

of DRDGOLD,

and
such information has not been reviewed or reported on by

the Company’s auditors.
The

condensed

consolidated

interim

results

for

the

six

months

ended

31

December

2021

are

expected

to

be
published on or about 16 February 2022.
Johannesburg
3 February 2022
Sponsor
One Capital